                                                                      EXHIBIT 99

         will be required in 1996, establishes financial accounting and reporting standards for stock-based employee compensation plans.

              The Company has not determined the effects of implementing SFAS 121 and SFAS 123 on its financial position and results of operations for any future period.

         Certain Factors That May Affect Future Results

              The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by management from time to time.

              Dependence on Gemini. Pursuant to the Teaming Agreement, the Company and Gemini have agreed to market and perform certain service offerings on a collaborative basis. The Company currently relies on Gemini for a significant portion of the Company's marketing activities. Approximately 79% and 54% of the Company's revenues in 1994 and 1995, respectively, resulted from its relationship with Gemini; approximately 65% and 24%, respectively, of revenues were from services billable to Gemini and approximately 14% and 30%, respectively, of revenues were from services billable directly to third parties. As a result, the Company's success is currently dependent in large part on the success of Gemini's marketing efforts.

              Gemini has committed to provide the Company with certain minimum bookings during the term of the Teaming Agreement, subject to the satisfaction of certain conditions. In the event that during any of the six month periods during the term of the Teaming Agreement bookings obtained by Renaissance from Gemini customers or customers of joint service offerings by Renaissance and Gemini are less than specified guaranteed bookings, Gemini has agreed, subject to the satisfaction of certain conditions, to retain the services of Renaissance for a fee equal to the amount of the deficiency. Purchase orders from Gemini providing for Renaissance to perform services over no more than a twelve month period and containing certain other terms qualify as bookings under the Teaming Agreement. If at the end of any twelve month period covered by a purchase order from Gemini, a bookings deficiency still remains, Gemini is required to make a compensating payment to Renaissance of 25% of the remaining deficiency (50% with respect to any remaining deficiency relating to the six month period ending April 30, 1996) in full satisfaction of the remaining deficiency.

              The Company monitors Gemini's progress in meeting its bookings commitments through regular conference calls and meetings with Gemini representatives. "Bookings" are generally defined for purposes of the Teaming Agreement as gross fees (excluding expense reimbursements) committed to Renaissance as a result of the


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         relationship with Gemini during the applicable period, as
         evidenced by a written agreement between the Company and the customer for the delivery of goods or services within twelve months, plus any such fees actually collected by the Company during such period which are not evidenced by a written agreement. Gemini generally is treated as having satisfied its bookings commitment regardless of whether revenues are recognized by Renaissance with respect to a particular engagement. For example, under the Teaming Agreement, 50% of the fees attributable to a cancelled contract count towards Gemini's bookings commitment if such cancellation is not primarily attributable to the actions or omissions of Gemini. In accordance with industry practice, nearly all of the Company's contracts are terminable by either the customer or the Company on short or no notice and without penalty. In addition, Gemini does not guarantee the collectibility of any receivables resulting from customer engagements under the Teaming Agreement.

              The Teaming Agreement has a term of five years, commencing on November 1, 1994. The Teaming Agreement is subject to earlier termination upon the occurrence of certain events, including a change in control of the Company (as defined in the Teaming Agreement). In the event that the Teaming Agreement is terminated by Gemini during the first four years following the commencement of the Teaming Agreement as a result of the Company's breach or bankruptcy or as a result of a change in control of the Company, Renaissance is required to pay a termination fee to Gemini in the amount of $1,600,000. While the Company is currently building its internal marketing force and seeking additional strategic alliances, the termination of the Teaming Agreement would have a material adverse effect on the Company's business and results of operations.

              Under the Teaming Agreement, the Company has agreed to train Gemini in the use of the Company's Balanced Scorecard, desktop application and certain other methodologies during the first four years of the term of the Teaming Agreement and to perpetually license these methodologies, to the extent developed during the first four years of the term of the Teaming Agreement, to Gemini on a non-exclusive basis. As a result, during the term of the Teaming Agreement Gemini personnel may perform services in connection with joint service offerings which might otherwise be performed by Company personnel. In addition, following the termination of the Teaming Agreement, Gemini will be in a position to compete with the Company using know-how and methodologies which might otherwise be proprietary to the Company.

              Pursuant to the Teaming Agreement, Renaissance has agreed not to work for or enter into any comparable teaming agreement with certain specified competitors of Gemini during the term of the Teaming Agreement and for a period of one year thereafter. In addition, the Teaming Agreement imposes certain restrictions on the ability of the Company to issue additional capital stock and on the ability of the Company's principal stockholders to dispose of their Common Stock prior to the first anniversary of the termination of the Teaming Agreement. These provisions may have the effect of delaying or preventing transactions involving a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market values.

              Concentration of Revenues. The Company has in the past derived, and may in the future derive, a significant portion of its revenues from a relatively limited number of major projects. The Company's revenues and earnings can fluctuate from quarter to quarter based on the number of customer engagements and the requirements of these engagements. In accordance with industry practice, nearly all of the Company's contracts are terminable by either the customer or the Company on short or no notice and without penalty. An unanticipated termination of a major project could have a material adverse effect on the Company's business and results of operations.

              Variability of Quarterly Operating Results. Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors. Quarterly revenues and operating results can depend on the size of customer engagements during a quarter, the number of working days in a quarter and employee utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new customers and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the level of customer assignments can cause significant variations in operating results from quarter to quarter and could result in losses. The Company attempts to manage its personnel utilization rates by closely monitoring project timetables and staffing requirements for new projects. While the number of professional staff may be adjusted to some degree to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing customer projects and participate in securing new customer engagements. In addition, most of the Company's engagements are terminable without customer penalty. An unanticipated termination of a major project could result in an increase in underutilized employees and a decrease in revenues and profits or the incurrence of losses.

              Limited Operating History. The Company was organized in March 1992. Although the Company has been profitable in each of its last eight quarters, and has recorded net income of $2.8 million and $3.7 million (or $2.2 million and $3.3 million if the Company had been taxable as a C corporation for the entire fiscal year) for the twelve months ended December 31, 1994 and 1995, respectively, the Company recorded a net loss of $1.7 million (both on an actual basis and if the Company had been taxable as a C corporation) for the twelve months ended December 31, 1993. In 1994 and 1995, the Company experienced a significant increase in customer assignments and substantial revenue growth and profitability. Due to the Company's limited operating history, there can be no assurance that the recent revenue growth and profitability will continue. In order to support the growth of its business, the Company expanded its operations during 1994 and 1995 and expects to continue such expansion. The planned increase in the Company's operating expenses resulting from this expansion may adversely affect the Company's operating results and profitability if revenues do not increase as anticipated.

              Dependence on Principal Service Offerings; Need to Develop New Offerings. The Company currently derives substantially all of its revenue from two service offerings, consulting services based on its Balanced Scorecard methodology and client/server systems integration services relating to the design and development of desktop applications to support business processes. Any factor adversely affecting the sales or profitability of these services could have a material adverse effect on the Company's business and results of operations. The market for desktop applications of the type offered by the Company is new, reflecting the greater use of client/server architecture and related computer and computer software technology. Accordingly, there can be no assurance that this market will develop as anticipated by the Company.

              The Company's future success will depend in significant part on its ability to successfully develop and introduce new service offerings and improved versions of existing service offerings. There can be no assurance that the Company will be successful in developing, introducing on a timely basis and marketing such service offerings or that any service offerings will be accepted in the market. Moreover, services offered by others may render the Company's services non-competitive or obsolete.

              Project Risks. Many of the Company's engagements involve projects which are critical to the operations of its customers' businesses and which provide benefits that may be difficult to quantify. The Company's failure or inability to meet a customer's expectations in the performance of its services could result in the incurrence by the Company of a financial loss and could damage the Company's reputation and adversely affect its ability to attract new business. In addition, an unanticipated difficulty in completing a project could have an adverse effect on the Company's business and results of operations.

              Management of Growth. The Company is currently experiencing a period of rapid growth which has placed and could continue to place a strain on the Company's financial, management and other resources. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial and other internal systems and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's business and results of operations could be adversely affected.

              Competition. The management consulting and client/server systems integration markets are subject to rapid change and are highly competitive. The Company competes with and faces potential competition for customer assignments and experienced personnel from a number of companies that have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than does the Company. In addition, the management consulting and client/server systems integration markets are highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company's customers primarily consist of major corporations, and there are an increasing number of professional services firms seeking management consulting and client/server systems integration engagements from that customer base. The Company believes that the principal competitive factors in the management consulting and client/server systems integration industries include the nature of the services offered, quality of service, responsiveness to customer needs, experience, technical expertise and price. There can be no assurance that the Company will continue to compete successfully with its existing competitors or will be able to compete successfully with any new competitors.

              International Operations. Sales outside North America accounted for approximately 15.7% of the Company's revenues in the year ended December 31, 1995. The Company intends to expand its presence in European markets and anticipates that international sales will account for an increasing portion of revenues in the future. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates could affect product demand and adversely affect the profitability in U.S. dollars of services provided by the Company in foreign markets where payment for the Company's services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations.

              Intellectual Property Rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company presently holds no patents or registered copyrights, trademarks or service marks. The Company generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.


         ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

              All financial statements required to be filed hereunder are filed as Appendix A hereto, are listed under Item 14(a), and are incorporated herein by this reference.


         ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

              Not applicable.

                                      PART III

         ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

              The information required by this item is contained in part under the caption "Executive Officers of the Company" in PART I hereof, and the remainder is contained in the Company's Proxy Statement for the Company's Annual Meeting of Stockholders to be held on May 10, 1996 (the "1996 Proxy Statement") under the caption "PROPOSAL 1 - ELECTION OF DIRECTORS" and is incorporated herein by this reference.

              Officers are elected on an annual basis and serve at the discretion of the Board of Directors.


         ITEM 11.  EXECUTIVE COMPENSATION

              The information required by this item is contained under the caption "PROPOSAL 1 - ELECTION OF DIRECTORS" in the Company's 1996 Proxy Statement and is incorporated herein by this reference.



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